P. E. 12/18/01

02016086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period December 18, 2001

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: ______________________________

Name: Giancarlo Ferraris

Title: Head of Accounting

Date: December 18, 2001

SANPAOLO IMI Cardine Banca

JOINT PRESS RELEASE

(pursuant to Article 114 of Legislative Decree 58/1998)

BOARDS OF DIRECTORS APPROVE INTEGRATION PROJECT

Exchange ratio: 1.7950 SANPAOLO IMI shares for one CARDINE share
Consolidated RoE target of 21% in 2005

18 December 2001 - The Boards of Directors of SANPAOLO IMI and CARDINE Banca today approved the industrial plan presented by the Managing Directors of the two Banks and the merger project which envisages the incorporation of CARDINE Banca into SANPAOLO IMI, with the re-establishment of the former, through a transfer into a new banking company (Nuova Cardine Banca) with its legal office in Padua and with sub-holding functions for the banks it currently controls.

The Boards have decided to propose to the Extraordinary Shareholders' Meetings an **exchange of 1.7950 SANPAOLO IMI shares for one CARDINE share**.

The new Group, which is born from the aggregation of businesses with a high capability to create value and with a strongly complementary geographical focus and businesses, will be able to boast total assets of approximately € 213 billion, € 355 billion in customer financial assets (of which € 130 billion in direct deposits and € 225 billion in managed and administered funds), € 120 billion in loans and more than 3,000 branches throughout Italy. The offices of the new Group will be in Turin (principal office), Rome and Bologna (secondary offices) for SANPAOLO IMI and in Padua for CARDINE.

For accounting and tax purposes, the merger will take effect from 1 January 2002.

The principal aim of the transaction is to establish a banking group strongly rooted in its chosen areas, able to enjoy cost benefits and economies of scope through the centralisation of services and support activities and the strengthening of its supply capability, as well as to participate proactively in the process of concentration in course in the Italian and European financial sectors.

Operating according to strategic lines aimed at creating value and achieving profit objectives in line with the best European levels, building an innovative business model and characterised by a high potential of competitive differentiation and using structures and solutions directed to the most appropriate cost containment and attention to risks, the new Group hopes to achieve a consolidated RoE of 21% in 2005 and a reduction in the cost/income ratio of 14 percentage points compared to current levels.

The new Group will maintain high levels of capital sufficient to meet capital adequacy requirements and will follow a dividend distribution policy aimed at a high pay-out from consolidated net earnings.

Economic-financial projections for 2001-2005 also suggest estimates of gross merger synergies which at the end of the period should reach approximately € 280 million against one-off integration costs of € 260 million. The benefits of the transaction should be achieved quickly thanks to the launch of a series of initiatives aimed at this specific target.

For Banca Popolare dell'Adriatico – already part of the Cardine Group – CARDINE and SANPAOLO IMI have decided to postpone the envisaged integration to a successive phase following further technical assessments.

The transaction is subject to prior authorisation from the Regulatory Authorities.

The new banking Group

The integration of SANPAOLO IMI and CARDINE is based upon an industrial logic which achieves the conditions to give birth to a business of European standing:

- primary domestic dimension. The new Group has a first class positioning against its principal Italian competitors in all main indicators and is the number two bank in Italy in terms of volumes (approximately 130 billion Euro in direct deposits, 225 in indirect deposits and 120 in loans) and number of branches (approximately 3,000 in Italy);

- high geographical and business complementarity. In geographical terms SANPAOLO IMI is particularly strong in the North West (Piedmont, Valle d'Aosta, Lombardy and Liguria) and, thanks to Banco di Napoli, in the South (Campania, Molise, Apulia, Basilicata, Calabria), while CARDINE is particularly active in the North East (the Veneto, Trentino Alto Adige, Friuli Venezia Giulia) as well as in Emilia Romagna, the Marche, Abruzzo and Molise. In business terms, SANPAOLO IMI will be able to provide CARDINE's customers with its specific skills in asset management, product production and its specialist units in wholesale banking, thus generating an important source of industrial synergies;

- focus on business with high potential and further possibilities to develop and diversify revenues. The new Group has a portfolio of highly profitable businesses: the bank networks directed towards retail, affluent and small- and medium-sized enterprises, the distribution networks of Personal Financial Services and Wealth Management. To these will be added businesses with considerable potential to generate value in the future, such as Private Banking and Consumer Banking. Private Equity, development in Central-Eastern Europe designed to establish a source of competitive advantage for domestic customers operating in these geographical areas, as well as Large Corporate and Public Authorities add further growth possibilities obtainable by the new scale achieved. The composition of the current and prospective business portfolio thus means high profitability with a differentiated earnings mix;

- important economies of scale and scope. In production and service, the strong economies of scale available will be achieved, with consequent optimisation of production functions, through the concentration of the service centres of the two Banks (IT, back office - which will be merged into a common platform, the Macchina Operativa Intragruppo/Intragroup Operating Vehicle - and finance at the head). The scale acquired will also allow the necessary economies of skills in product production (which will be enlarged to company financial centres and a retail financial lab), as well as significant economies of scope in developing new business.

Strategy

The strategy of the new Group will be aimed at creating value and achieving profit of objectives in line with the best European levels. The objective will be pursued by becoming the reference point for the main customer segments currently served and by consolidating the current pre-eminent position in Italy.

The principal levers to consolidate this position, which constitute the guidelines of the strategic vision of the new Group, are:

- geographical spread and roots in Italy, which becomes a keystone of the strategy of the new Group. This aspect, in fact, supported by a keen brand strategy to exploit local brands, guarantees positioning sustainability and constitutes the principal option for internal growth. In a position of absolute pre-eminence within Italian banking, an integrated multi-channel remote customer service, which allows both the highest level of service, and, over time, the possibility to migrate towards more economic types of service is added to geographical presence and the strength of local brands;

- absolute excellence in production and distribution skills, aimed at providing customers with a level of service which represents a source of competitive advantage which is strong and sustainable over time;

- continuous attention to optimise productive efficiency, aimed at guaranteeing total cost levels in line with the revenue generation capacity of the Group and competitive with respect to the competition. In this context the capacity to develop and put in place common operating platforms and information technology capable of ensuring high levels of service and flexibility against levels of investment optimised thanks to the scale achievable with the most active users is of particular importance;

- selective external growth, aimed at both reinforcement of the current geographical coverage and development in new areas, supported by a business model capable of encouraging further processes of aggregation.

The business model and organisational structure

Consistently with the objectives to be pursued and the strategic lines set out, the business model of the new Group will be designed:

- to exploit the strong brands of the Group within the regional reference markets. In retail business the brand strength and differentiation within the reference markets will be exploited, pursuing the reinforcement of service capacity and a broad control over the regional territory. **An organisation of the banking networks based on three geographical areas** is a consequence of this; each of them, maintaining its own brand and adjusting its offering according to the different needs of the customers served, will make its mission to supervise and develop its reference area: the SANPAOLO IMI network for Tyrrhenia, NUOVA CARDINE BANCA (with its own local brands) for the Adriatic, and BANCO DI NAPOLI for the South. As noted earlier, a top quality integrated multi-channel remote infrastructure will be added to the broad presence in these areas;

- to reap the advantages of specialisation

- supply according to specific customer segments where the brand strength does not come from local roots but from specialist distribution (private banking, Personal Financial Services, Wholesale banking);

- focus on skills, where the development of targeted competence constitutes a competitive advantage (Wealth Management, Investment Bank, Private Equity and Wholesale Banking). In this sense, therefore, the brands will be united and all the product businesses and the principal specialist units where the Group is the sole shareholder, will be concentrated;

- to leverage simultaneously on the economies of scale and scope consequent upon the high relative size of the new company. For the common service centres (first of all: bank network IT, back office and finance), typically those areas where the greater part of the cost synergies in aggregations are concentrated, these will be concentrated in the Parent Bank, thus continuing significantly to contain the incidence of "indirect" costs on the total cost structure, producing therefore, an optimal cost structure with respect to revenue generation capacity and, definitively, sustainable competitiveness of the business model adopted. In this respect, the establishment of a Macchina Operativa di Gruppo/Group Operating Vehicle, into which the IT management and operational platforms of the new Group will be concentrated, is crucial;

The organisational choices of the new Group will lead to an organisational structure with a Bank exercising Parent Bank functions and with operational units (as divisions of the Parent Bank and subsidiaries).

The organisational architecture and means of functioning will be aimed at following a single governance and strong business coordination in terms of strategic direction and risk management, with particular attention to optimising the cost structure through the centralisation of production and service functions. Meanwhile, strong autonomy and managerial responsibility for the economic results of the divisions and subsidiaries will be maintained.

The Parent Bank will have responsibility for ensuring the realisation of the whole entrepreneurial design and to accomplish this, in line with current regulations governing banking Groups, will undertake its responsibilities on behalf of all the operating units:

- strategic direction, to define and actuate the strategic lines and the policy direction of the Group and strategic/operational plans of the various units of the Group;

- governance, to ensure the dynamic management of the specific markets and business areas in which the Group operates;

- control, to ensure the greatest exploitation of the business portfolio (strategic control), to supervise the balanced economic, financial and balance sheet situation (management control) and the valuation and management of risks at Group level coming from the individual Operating Units (technical operational control).

In this context, Nuova Cardine Banca will operate, from the Padua management centre, as a sub-holding in coordinating the Bank networks which report to it.

Nuova Cardine Banca will complete the integration envisaged in the original CARDINE industrial plan, in terms of corporate and organisational structure, although with the modifications and updates which the new structure may bring, contributing to value creation through more intense prosecution of the centralisation process of the production service structures for the subsidiary companies (freed from central cost structures), and through the relationship with the analogous structures of the Parent Bank to increase efficiency and operational effectiveness.

The organisational structure of the units will be effected through a series of corporate structure and organisational measures which, starting from the configuration of the two current Groups, will lead to the rationalisation of the new Group's profile encouraging the full achievement of the strategic objectives.

As mentioned earlier, the activation of a **Macchina Operativa/Operating Vehicle** of substantial scale and European quality will assume particular relevance. The supervision of the production efficiency of the new Group will pass through the capacity to develop and put in place operational platforms and information technology capable of ensuring high levels of service and flexibility with optimised levels of investment thanks to the scale achievable. With this transaction the Macchina Operativa Intragruppo will be activated, to serve the SANPAOLO IMI network, CARDINE and BANCO DI NAPOLI, in which the hardware and telecommunications management, planning, development and maintenance of the IT applications, as well as operating back-office, will be concentrated: the Macchina Operativa Intragruppo will manage an integrated multi-bank and multi-channel IT system, which represents the prerequisite to achieve levels of operating efficiency and commercial effectiveness as well as, in the future, to allow the potential extension of services to other businesses.

The results expected

Economic-financial projections for the period 2001-2005 envisage strongly growing profit results with profit levels at the best European standards.

The integration of Cardine Banca and SANPAOLO IMI will in fact allow the achievement in coming years of an improvement in the profitability of the New Group, with a target RoE up to approximately 21% in 2005 and a reduction in the cost/income ratio of approximately 14 percentage points compared to current levels.

The potential annual synergies from the merger, estimated to reach approximately Euro 280 million per year in 2005, will contribute to this result. These synergies come from both revenues, through greater productivity and services to customers, and greater development in businesses with high potential, and optimised cost structure through efficiency and ratinalisation in the service structures of the New Group. A cost estimate suggests a one-off of Euro 260 million.

In view of active capital management, the dividend policy will be aimed towards a high pay-out from consolidated income. Furthermore, expected developments for 2002-2005 in assets and liabilities guarantee a high level of regulatory capital ratios.

The exchange ratio

In order to determine the share exchange ratios for the merger by incorporation in SANPAOLO IMI of CARDINE, SANPAOLO IMI and CARDINE have been advised by qualified external consultants, respectively Goldman Sachs/J.P.Morgan and Mediobanca/Morgan Stanley.

The valuation methods adopted to estimate of the value of the economic capital of the banks refer to the most diffused methodologies accepted and used in Italian and international valuation techniques for the banking sector, taking account, in particular, of SANPAOLO IMI's Stock Market prices. Furthermore, the impact of the synergies on the shareholder value of SANPAOLO IMI and CARDINE BANCA which may result from the merger have been considered.

On the basis of these examinations, which the Boards have themselves agreed, the following exchange ratio has been determined:

1.7950 SANPAOLO IMI shares for one Cardine Banca share.

__Transaction structure__

In legal terms, the merger by incorporation will be accomplished in line with Articles 2501 etc. of the Civil Code and according to the means and conditions contained in the merger project.

Before the merger and subordinate to the necessary authorisations, it is expected that the company to be incorporated will proceed to confer to a company - wholly controlled by the conferring company - of the complete banking business, excluding certain elements, belonging in particular to the categories indicated below, which will thus remain the exclusive property of the conferring company and will be transferred to SANPAOLO IMI as a result of the merger by incorporation of the conferring company: loans to and from banks; securities; shareholdings (except for those of a local nature, for credit recovery and use in the course of business); property not used for office purposes; other assets and liabilities.

Personnel in the conferring company will continue their working relationship with the company. The merger by incorporation of CARDINE BANCA into SANPAOLO IMI, effective following the closing of the conferral, will allow the transfer to the incorporating company of the rights and obligations of the incorporated company.

The balance sheet situation used, pursuant to Article 2501 *ter* of the Italian Civil Code, is that at 30 September 2001.

To serve the exchange ratio, SANPAOLO IMI will increase its equity capital up to a maximum of € 1,381,702,103.60. This increase of capital may be smaller, pursuant to Article 2504 *ter* of the Italian Civil Code, or if, to serve the exchange ratio, SANPAOLO IMI may decide to use, for the difference, any own shares in portfolio at the date of effectiveness of the merger up to a maximum of 70,000,000 shares, for a total nominal amount of € 196,000,000. Taking account of that, it is expected that SANPAOLO IMI, in terms of the legal effects of the merger, will issue up to a maximum of 493,465,037 ordinary shares of € 2.80 nominal value which will be assigned to the shareholders of the company to be incorporated against the cancellation and exchange of a maximum of 274,910,884 ordinary shares of CARDINE BANCA S.p.A. of € 5.20 in circulation.

Shareholders of the company to be incorporated will be provided with facilities to deal in any fractions of shares, at market prices, without charges and commissions.

The shares issued will be valid as of 1 January 2002. The newly issued shares will also be quoted pari passu with the SANPAOLO IMI shares already in circulation. In terms of the accounting and tax date of the measure, with the facility allowed under Articles 2501 *bis*, number 6, and 2504 *bis*, final paragraph, of the Italian Civil Code as well as Article 123 of

D.P.R. 917 of 22 December 1986 and in line with Point VI of the project, the operations of the company to be incorporated will be included in the financial statements of the incorporating company, also for income tax purposes, with effect from 1 January 2002. Consequently, from that date, the incorporating company will assume the assets, rights and obligations of CARDINE BANCA, excluding those conferred upon the wholly controlled company.

Shareholder profile and corporate governance

As a result of the merger, and assuming the maximum increase in capital, the principal shareholders of SANPAOLO IMI, on the basis of information available, would be:

	Percentage equity shareholding
Compagnia di San Paolo[1]	14.02%
Fondazione Cassa di Risparmio di Padova e Rovigo	10.46%
Fondazione Cassa di Risparmio Bologna	7.44%
Santander Central Hispano	4.80%
Monte dei Paschi di Siena	4.55%
Giovanni Agnelli e C.	3.69%
Fondazione Cariplo	2.05%
Ente Cassa di Risparmio di Firenze	1.90%
Caisse des Depots et Consignations (CDC)	1.51%
Societa Reale Mutua di Assicurazioni	1.48%
Fondazione Cassa di Risparmio di Venezia	1.45%
Fondazione Cassa di Risp. di Udine e Pordenone	1.32%
Banca Akros S.p.A.	1.11%
Others	

The Shareholders' Meeting will also be asked to decide on the conversion of ordinary SANPAOLO IMI shares into preference shares without voting rights in ordinary shareholders' meetings pursuant to Article 28 L. 153/99 and with effectiveness subordinated to the merger for an in total amount exceeding 15% of the post-merger ordinary capital in SANPAOLO IMI held by the Compagnia di San Paolo and the Fondazioni Cassa di Risparmio di Padova e Rovigo and Cassa di Risparmio in Bologna.

The preference would not refer to any increase in the dividend referring to ordinary shares but will exclusively carry the right to priority in the distribution of a minimum dividend of 5% of the nominal value. Furthermore, the preference shares will be preferred, in case of winding-up or liquidation, in reimbursement up to the nominal value. The preference shares will be automatically converted, at par, into ordinary shares in the case of transfer to third parties or, in case, at the deadline of 1 July 2012. The preference shares will not be quoted.

The conversion of ordinary shares into preference shares would determine, on the basis of available information, the shareholder profile would be as follows:

[1] The shareholding indicated takes account of the acquisition announced by Compagnia di San Paolo of a stake of 8% in Cardine Banca held by Sanpaolo IMI and following the share exchange.

	Percentage equity shareholding
Compagnia di San Paolo[2]	7.50%
Banco Santander Central Hispano	5.99%
Monte dei Paschi di Siena	5.68%
Giovanni Agnelli e C.	4.60%
Fondazione Cassa di Risparmio di Padova e Rovigo	4.38%
Fondazione Cassa di Risparmio in Bologna	3.12%
Fondazione Cariplo	2.56%
Ente Cassa di Risparmio di Firenze	2.38%
Caisse des Depots et Consignations (CDC)	1.89%
Società Reale Mutua di Assicurazioni	1.85%
Fondazione Cassa di Risparmio di Venezia	1.81%
Fondazione Cassa di Risp. di Udine e Pordenone	1.65%
Banca Akros S.p.A.	1.38%
Other shareholders	

The model of corporate governance, set out in the letter of intent signed by the Fondazioni and communicated to the market, is constructed around a strong industrial project set out by the two Banks. The model envisages that the three Foundations with stakes in SANPAOLO IMI after the merger will transfer their holdings equal to 15% of the ordinary shares to a Società di Gestione del Risparmio (SGR – Asset Management Company) to manage the stake on a professional and independent basis according to general regulations and special regulations in course of approval. The prospect of including other stable shareholders in the direction of the bank is also envisaged. For strategic stability and unity of purpose of the bank, the shareholders which are party to the existing agreements (IFI/IFIL and Reale Mutua) will continue to participate while the SGR will represent the three Foundations in the context of the consultation agreement. The letter of intent also envisages that the Compagnia extend the consultation agreement to CDC *(Caisse des Dépôts et Consignations)*, which has asked to be part of the strategic partnership agreements with SANPAOLO IMI.

Finally, the letter of intent provides that the Shareholders' Meeting of SANPAOLO IMI may increase the number of board directors to ensure the presence of members indicated by the Fondazione Padova e Rovigo and the Fondazione Bologna.

Giorgio Spriano	+39 011 555 2822
Dean Quinn	+39 011 555 2593
Elena Flor	+39 011 555 2639
Rossella Buia	+39 011 555 6147
Damiano Accattoli	+39 011 555 3590
James Ball	+39 011 555 2546
Fax	+39 011 555 2989

e-mail investor.relation@sanpaoloimi.com

[2] The shareholding of Compagnia di San Paolo takes account of the purchase from SANPAOLO IMI – to be completed before the merger becomes effective – and exchange of 8% in Cardine Banca.

Comunicato stampa

Torino, 18 dicembre 2001 - Il Consiglio di Amministrazione di SANPAOLO IMI ha oggi approvato l'acquisto dalla Compagnia di San Paolo del 100% della Compagnia di San Paolo Investimenti Patrimoniali (CIP) e del 40% della NHS – Nuova Holding San Paolo.

Il 100% di CIP verrà acquistato a un prezzo di € 230 milioni determinato sulla base del valore economico riconosciuto, mentre il 40% di NHS sarà valorizzato sulla base del patrimonio netto contabile consolidato a fine esercizio, diminuito delle rettifiche di valore relativamente ai titoli detenuti in portafoglio.

Tali investimenti rientrano in una logica di rafforzamento delle attività di finanziamento alle opere pubbliche e di concentrazione di quelle di investiment banking, che sono state individuate tra i settori prioritari nell'ambito del piano di integrazione con Cardine Banca.

Parallelamente il Consiglio di Amministrazione di SANPAOLO IMI ha approvato la cessione alla Compagnia di San Paolo di una quota dell'8% del capitale di Cardine Banca SpA., facente parte della interessenza posseduta, pari al 10,8%. La partecipazione sarà venduta al valore implicito del concambio previsto nel progetto di fusione tra SANPAOLO IMI e Cardine Banca, che lo stesso Consiglio di Amministrazione ha oggi approvato (come da separato comunicato).

Giorgio Spriano	+39 011 555 2822
Dean Quinn	+39 011 555 2593
Elena Flor	+39 011 555 2639
Rossella Buia	+39 011 555 6147
Damiano Accattoli	+39 011 555 3590
James Ball	+39 011 555 2546
Fax	+39 011 555 2989
e-mail	investor.relation@sanpaoloimi.com

GRUPPO SANPAOLO IMI

EULIA

JOINT PRESS RELEASE

SHAREHOLDING EXCHANGE FORMALISED

Plans to identify areas of industrial collaboration between the two Groups continue

13 December 2001 - The Groups EULIA (the financial alliance between the Caisse de Depots Group and the Caisse d'Epargne Group) on one side, and SANPAOLO IMI on the other, yesterday in Paris formalised their cross-shareholding acquisitions on the basis of the strategic alliance project announced in July.

As envisaged in the agreement, GROUP CDC purchased in the market in October, through its subsidiary CDC Ixis Italia Holding, a shareholding in SANPAOLO IMI equivalent to 2% of the capital of the Group, for a total of approximately € 323.2 million. SANPAOLO IMI has now made an investment of equivalent value, equal to an interest of just under 3.5% in CDC Ixis, the French Group's investment bank.

In the operation – which also envisages CDC joining the shareholders' consultation agreement of SANPAOLO IMI and for its part SANPAOLO IMI joining the shareholders' agreement for CDC IXIS - SANPAOLO IMI and CDC were advised respectively by JP Morgan and Deutsche Bank.

Meanwhile, executives of Eulia (the new Group that CDC has established together with the Caisse d'Epargne Group) and of SANPAOLO IMI, with the collaboration of Boston Consulting Group, continue to work on identifying the best forms of industrial collaboration between the two Groups in the areas of asset management, insurance, retail and on-line banking, private equity, capital markets, lending, project finance and property fund management.

CDC Ixis is an investment and financing bank and operates in France and abroad through three sectors: finance and markets, banking and securities services and asset management, in which areas it is a leader. CDC Ixis has 5,000 employees, 45% of them abroad, and should become quoted on the stock market in the medium term.

Eulia is France's third largest financial institution by own funds (€ 17.7 billion), diversified client base and range of services offered. It has 48,000 collaborators. Consolidated net income is € 8.3 billion with a ROE of 10%. In France Eulia has a first class commercial base: it is a leader in retail financial services (youth, life policies, banking and card services and securities operations), number one in institutional asset management and private equity, second in local government financing and securities custody. Internationally it holds prestigious positions in six European countries, the United States and Japan: at world level, it is number three in property management, 21 in asset management and 12 in custody.

SANPAOLO IMI, one of Italy's leading banking institutions, is a multi-specialist operator, with expertise in a wide range of financial services provided to more than 5 million Italian and foreign clients. In Italy the Group has a network of more than 2,000 branches and it has approximately 80 branches and representative offices abroad. SANPAOLO IMI is defining a merger project with the Venetian-Emilian Cardine Group.

Investor Relations SANPAOLO IMI (www.sanpaoloimi.com - e-mail: investor.relation@sanpaoloimi.com)
Giorgio Spriano (tel. +39 011/5552822) – **Dean Quinn** (+39 011/5552593) – **James Ball** (+39 011/5552546) - **Elena Flor** (+39 011/5552639)- **Damiano Accattoli** (+39 011/5553590) – **Rossella Buia** (+39 011/5556147).
Telefax +39 011/555.2989

Groupe Caisse des dépôts - Philippe Puyau (0033 1 40 49 59 89) philippe.puyau@caissedesdepots.fr